Exhibit 99
BROWNMILL LLC

For the period April 1, 2010 through December 31, 2010

Report of Independent Registered Public Accounting Firm

To the Members of
Brownmill LLC

We have audited the accompanying balance sheet of Brownmill LLC (the “Company”) as of December 31, 2010, and the related consolidated statement of operations, members’ deficiency and cash flows for the period April 1, 2010 through December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brownmill LLC as of December 31, 2010, and the results of its operations and its cash flows for the period April 1, 2010 through December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ EisnerAmper LLP

March 31, 2011
Edison, New Jersey

BROWNMILL LLC
Balance Sheet
As of December 31, 2010

Assets
Land and improvements	$3,928,516
Building and improvements	17,931,705
21,860,221
Less accumulated depreciation	(3,863,632)

Total real estate	17,996,589
Cash and cash equivalents	304,991
Restricted cash escrows	254,062
Accounts receivable, net of allowance of $416,314	290,896
Accrued straight lined rent	878,277
Deferred costs, net of accumulated amortization of $529,484	529,033
Prepaid and other assets	116,406
Total assets	$20,370,254
Liabilities and Members' Deficiency
Mortgage note payable	$22,000,524
Accrued interest payable	78,615
Accounts payable and accrued liabilities	296,831
Deferred rental income	195,007
Tenant security deposits	262,675
Total liabilities	22,833,652
Commitments and Contingencies
Members' deficiency	(2,463,398)
Total liabilities and members' deficiency	$20,370,254

The accompanying notes are an integral part of these financial statements.

BROWNMILL LLC
Statement of Operations
For the period April 1, 2010 through December 31, 2010

Revenue
Rental	$2,103,986
Tenant reimbursements	716,212
Total revenue	2,820,198
Expenses
Property operations	768,424
Real estate taxes	393,551
Depreciation	588,661
Amortization	58,774
Total expenses	1,809,410
Operating income	1,010,788
Other income	19,362
Interest expense, including amortization of deferred financing costs of $12,881	(922,638)
Net income	$107,512

The accompanying notes are an integral part of these financial statements.

BROWNMILL LLC
Statement of Members' Deficiency
For the period April 1, 2010 through December 31, 2010

	Lightstone Holdings LLC	Lightstone Value Plus REIT II LP	DWL 2003 Family Trust	Total Members' Deficiency
Balance, April 1, 2010	$2,277,051	$-	$(4,847,961)	$(2,570,910)
Transfer of ownership interest - April 1, 2010	(1,183,611)	1,183,611	-	-
Transfer of ownership interest - October 1, 2010	(363,085)	363,085	-	-
Net income	17,833	36,998	52,681	107,512
Balance, December 31, 2010	$748,188	$1,583,694	$(4,795,280)	$(2,463,398)

The accompanying notes are an integral part of these financial statements.

BROWNMILL LLC
Statement of Cash Flows
For the period April 1, 2010 through December 31, 2010

Cash flows from operating activities
Net income	$107,512
Adjustments to reconcile net income to net cash provided by operating activities
Provision for doubtful accounts	134,244
Depreciation and amortization	647,435
Amortization of deferred financing costs	12,881
Amortization of accrued straight lined rent	(124,325)
Changes in other operating assets and liabilities
Accounts receivable	(280,405)
Prepaid and other assets	206,242
Accrued interest payable	2,282
Accounts payable and accrued liabilities	1,836
Prepaid rents activities	(9,243)
Net cash provided by operating	698,459
Cash flows from investing activities
Expenditures for real estate	(159,540)
Decrease in restricted cash escrows	(2,295)
Tenant security deposits	45,677
Payment of leasing costs	(194,091)
Net cash used in investing activities	(310,249)
Cash flows from financing activities
Principal payments of mortgage note payable	(289,982)
Cash provided by financing activities	(289,982)
Net increase in cash and cash equivalents	98,228
Cash and cash equivalents at beginning of period	206,763
Cash and cash equivalents at end of period	$304,991
Supplemental disclosure of cash flow information Cash paid for interest	$910,622

The accompanying notes are an integral part of these financial statements.

BROWNMILL LLC
Notes to the Financial Statements
For the Period April 1, 2010 through December 31, 2010

Note 1 -	Organization

Brownmill LLC (the “Company”) owns two retail properties known as Browntown Shopping Center (“Browntown”) and Millburn Mall (“Millburn”, and together with Browntown, (the “Brownmill Properties”), which are located in Old Bridge, NJ and Vauxhall, NJ, respectively.   The Brownmill Properties collectively represent 156,002 square feet of total gross leasable area.    Browntown and Millburn are managed by Beacon Property Management LLC, an affiliate of the Company.

On June 30, 2010, Lightstone Holdings LLC (“LGH”), an affiliate of Lightstone SLP II LLC, entered into a Contribution Agreement with Lightstone Value Plus REIT II LP (the “REIT OP”) to which LGH contributed to REIT OP a 26.25% equity interest in the Company, in exchange for 25 units of subordinated profits interests, at $100,000 per unit (at total value of $2.5 million).  The Company allocated profit to REIT OP beginning April 1, 2010, based upon the original date Lightstone SLP II LLC was to purchase subordinated profit interests.

On December 29, 2010, LGH entered into a second Contribution Agreement with REIT OP to which LGH contributed an additional 8.163% equity interest in the Company, in exchange for 8 units of subordinated profits interest, at $100,000 per unit (a total value of approximately $0.8 million).  The Company allocated additional profit to REIT OP beginning October 1, 2010, based upon the original date Lightstone SLP II LLC was to purchase subordinated profit interests.

Note 2 -	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to the valuation of real estate, depreciable lives, revenue recognition and the collectability of tenant accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Investment in Real Estate

Impairment Evaluation

Management evaluates the recoverability of its investment in real estate assets in accordance with ASC Topic 360-10, Property Plant and Equipment - "Impairment or Disposal of Long Lived Assets" ("ASC 360-10"). This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that recoverability of the asset is not assured.

The Company evaluates the long-lived assets, in accordance with ASC 360-10 on a quarterly basis and will record an impairment charge when there is an indicator of impairment and the undiscounted projected cash flows are less than the carrying amount for a particular property. Management concluded no impairment adjustment was required for the period April 1, 2010 through December 31, 2010. The estimated cash flows used for the impairment analysis and the determination of estimated fair value are based on the Company’s plans for the respective assets and the Company’s views of market and economic conditions. The estimates consider matters such as current and historical rental rates, occupancies for the respective properties and comparable properties, and recent sales data for comparable properties. Changes in estimated future cash flows due to changes in the Company’s plans or views of market and economic conditions could result in recognition of impairment losses, which, under the applicable accounting guidance, could be substantial.

BROWNMILL LLC
Notes to the Financial Statements
For the Period April 1, 2010 through December 31, 2010
 (continued)

Note 2 -	Summary of Significant Accounting Policies (continued)

Real Estate

Real estate is carried at depreciated cost. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements, which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life.

Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of assets, which are as follows:

Asset Description	Life
Building	39 years
Building improvements	10 to 30 years
Tenants improvements	Term of related lease

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash Escrows

Restricted cash consists primarily of tenant security deposits, as well as cash held for real estate taxes and building improvements as required by the loan agreement.

Accounts Receivable and Allowance for Doubtful Accounts

The liquidity and creditworthiness of the tenants are monitored on an ongoing basis. Allowances for doubtful accounts are maintained using the specific identification method for estimated losses resulting from the inability of certain tenants to make payments required by the terms of their respective leases. No general reserve is recorded. If the financial condition of the tenants were to deteriorate, additional allowances may be required.

Deferred Costs

Costs incurred in connection with financings or debt modifications are capitalized as deferred financing costs and are amortized on the straight-line method, which approximates the effective interest method, over the terms of the related loans. Leasing commissions and other leasing costs directly attributable to tenant leases are capitalized as deferred leasing costs and are amortized on the straight-line method over the terms of the related lease agreements.

Rental Revenue

Rental revenue is recorded on the straight-line method over the terms of the related lease agreements. Differences between rental revenue earned and the amounts due per the respective lease agreements are credited or charged, as applicable, to accrued straight-lined rent. Rental payments received prior to their recognition as income are recorded as deferred rental income.

Lease incentives, which may include cash payments to or on behalf of tenants, the buyout of a prospective tenant’s existing lease or the funding of an improvement that is owned by the tenant are amortized as a reduction to rental revenue on a straight-line basis over the lease term.

BROWNMILL LLC
Notes to the Financial Statements
For the Period April 1, 2010 through December 31, 2010
 (continued)

Note 2 -	Summary of Significant Accounting Policies (continued)

Tenant Reimbursements

Estimates are used to record cost reimbursements from tenants for real estate taxes and operating expenses.  Recoveries from tenants for real estate taxes, insurance and other operating expenses are recognized as revenue in the period that the applicable costs are incurred. Leases are not uniform in dealing with such cost reimbursements and variations exist in computations between tenants. Adjustments are also made throughout the year to these receivables and the related cost recovery income based upon the best estimate of the final amounts to be billed and collected. The balance of the estimated accounts receivable for real estate taxes and operating expenses is also analyzed by comparing actual recoveries versus actual expenses.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership for Federal and state income tax purposes. Accordingly, Federal and state taxable income is reportable on the income tax return of the Members. As a result of the entity being taxed as a partnership, there is no federal or state income tax provision.

The Company follows the accounting guidance concerning provision for uncertain income tax positions as contained in ASC 740-10.  The Company has no uncertain income tax positions.

The Company has not been examined by the Internal Revenue Service nor state taxing authorities.  The tax filings are typically open to examinations for a three year period from filing dates.

Concentration of Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

New Accounting Pronouncements

In June 2009, the FASB amended authoritative guidance for consolidating variable interest entities.  This guidance requires ongoing assessments to determine whether an entity is a variable entity and requires qualitative analysis to determine whether an enterprise’s variable interest(s) give it a controlling financial interest in a variable interest entity. In addition, it requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. This standard is effective for the fiscal year that begins after November 15, 2009.  The adoption of this standard did not have a material impact on the Company's financial statements.

In January 2010, the FASB amended guidance to enhance disclosure requirements related to recurring and non-recurring fair value measurements.  The adoption of this standard did not have a material impact on the Company’s financial statements.

The Company has determined that all other recently issued accounting pronouncements will not have a material impact on its financial position, results of operations and cash flows, or do not apply to its operations.

BROWNMILL LLC
Notes to the Financial Statements
For the Period April 1, 2010 through December 31, 2010
 (continued)

Note 3 -	Deferred Costs

Deferred costs consist of the following at December 31, 2010:

December 31, 2010
Leasing costs	$886,766
Financing fees	171,751
Less accumulated amortization	(529,484)
$529,033

Estimated amortization expense for each of the next five fiscal years and thereafter is as follows:

Year ending December 31,	Leasing costs	Financing fees
2011	$80,761	$17,175
2012	74,748	17,175
2013	58,397	17,175
2014	58,397	17,175
2015	49,454	12,881
Thereafter	125,695	-
Total	$447,452	$81,581

Amortization expense for the period April 1, 2010 through December 31, 2010 was $71,655, of which $12,881 related to the financing fees and is included in interest expense, and $58,774 related to leasing costs which is included in amortization on the statement of operations for the period April 1, 2010 through December 31, 2010.

Note 4 -	Mortgage Note Payable

The loan has a 10-year term and monthly principal and interest payments of $133,051 through its maturity date.  The loan bears a fixed interest rate of 5.36%. The aggregate outstanding balance was $22 million as of December 31, 2010, of which $19.8 million will be due upon maturity assuming no prior principal prepayment.

The Brownmill Properties are cross-collaterized, securing a non-recourse loan maturing on October 8, 2015.  David Lichtenstein, 100% owner of LGH, (“Guarantor”), has guaranteed the payment of losses that the lender may sustain as a result of fraud, misappropriation, misuse of loan proceeds or other acts of misconduct by Brownmill LLC and/or its principals or affiliates.  Such losses are recourse to the Guarantor under the guaranty regardless of whether the lender has attempted to procure payment from Brownmill LLC or any other party.  Further, in the event of Brownmill LLC’s voluntary bankruptcy, reorganization or insolvency, or the interference by Brownmill LLC or its affiliates in any foreclosure proceedings or other remedy exercised by the lender, the Guarantor has guaranteed the payment of any unpaid loan amounts.

For the period April 1, 2010 through December 31, 2010, the Company incurred interest expense totaling $922,638.  Amortization expense relating to financing fees is included in this interest expense (see Note 3).

BROWNMILL LLC
Notes to the Financial Statements
For the Period April 1, 2010 through December 31, 2010
 (continued)

Note 4 -	Mortgage Note Payable (continued)

           The scheduled principal maturity of the mortgage note payable as of December 31, 2010 is as follows:

Year ending December 31,
2011	$411,195
2012	430,768
2013	458,108
2014	483,633
2015	20,216,820
Total	$22,000,524

Note 5 -	Related-Party Transactions

Effective September 12, 2005, the Company engaged Beacon Property Management LLC, an affiliate of the Company, (the “Agent”) to provide asset management services in connection with the management, marketing, leasing, operating and redevelopment of the Brownmill Properties. The Agent is entitled to receive a fee (the “Management Fee”) in an amount equal to 4% of the gross rental revenue collected each month.

Included in property operations in the statement of operations is management fee expense of $110,020 for the period April 1, 2010 through December 31, 2010. As of December 31, 2010, $11,143 of this management fee expense was unpaid which is included in accounts payable and accrued liabilities in the balance sheet.

Note 6 -	Leases

The Company has entered into lease agreements with tenants with lease terms ranging from 1 to 20 years at lease inception. The leases generally provide for tenants to share in increases in operating expenses and real estate taxes in excess of specified base amounts.

The total future minimum rental to be received under such non-cancelable operating leases executed at December 31, 2010, exclusive of tenant reimbursements and contingent rentals are as follows:

Year ending December 31,
2011	$2,566,448
2012	2,589,790
2013	2,377,755
2014	2,258,025
2015	1,984,171
Thereafter	1,779,457
Total	$13,555,646

Note7-	Commitments and Contingencies

Legal Proceedings

From time to time in the ordinary course of business, the Company may become subject to legal proceedings, claims or disputes.

BROWNMILL LLC
Notes to the Financial Statements
For the Period April 1, 2010 through December 31, 2010
 (continued)

Note 8 -	Fair Values of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash escrows, accounts receivable and accounts payable approximate their fair values because of the short maturity of these instruments. The fair value of the mortgage note payable was determined by discounting the future contractual interest and principal payments by a market rate, which approximates the carrying value.